UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2003

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street. North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

Canadian GAAP

Management Discussion and Analysis

For the year ended November 30, 2002

Forward-Looking Statements - Statements in this report, or any document filed by Offshore Systems International Ltd. (the “Company”) with the different governing authorities, or in any other written or oral communication by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute forward-looking statements.  These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented costs and expenditures.  Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof.  These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially.  Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Vision, Core Businesses and Strategies

Vision

The Company is building a profitable and expanding business by capitalizing on a growing need for geographic situational awareness computerized systems, support services and data inputs.  Geographic situational awareness is the human perception of location and situation, and is provided by simple tools like compasses and maps, or more sophisticated computer displays and Global Positioning System satellites.  Demand for high-end products, services and data are growing as geographic systems become more common, and as prices for both system products and geographic data decline.  This early-stage market has its roots in government and military labs, and as the technology moves into the commercial realm, both the range of products and the size of the market will increase. The Company’s vision is to span both the government labs and the commercial sector, enhancing its position in the military and commercial markets it currently occupies and steadily growing its successful business into new military and commercial markets as the technology expands.

The Company's vision for future development is centred on three key goals:

*

Diversifying the company’s business beyond government customers,

*

Diversifying the company’s business beyond marine applications and

*

Broadening the investor base and increasing both the value and liquidity of the Company's shares.

Core Businesses

Founded in 1977, the Company has two lines of business - systems and geomatics. The systems line of business designs, develops and markets the proprietary ECPINS® (Electronic Chart Precise Integrated Navigation System) line of electronic chart navigation aids for ships. ECPINS is designed, developed and marketed by Offshore Systems Ltd., a wholly owned subsidiary. ECPINS helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. Offshore Systems has developed a strong market position in military navigation, and has ECPINS systems deployed with the United States Coast Guard, the Canadian Navy, the Royal Danish Navy and the United States Navy. The geomatics line of business, which is operated through OSI Geomatics Ltd. and OSI Geomatics Inc. (wholly owned subsidiaries), produces and markets both land and nautical mapping products for the military, governmental and commercial marketplace in North America.

Canadian GAAP

Engineering and Product Development Strategy

The Company’s key value-generating activity is the development and maintenance of its intellectual property (IP). There are a number of forms of licenses and other agreements that the Company will use to make its IP available to its customers, its partners and to the development community that will rely on the Company's IP for their operations.

Development activities will be focused on niches in which the Company can gain and hold competitive advantages, develop significant market share in and generate high gross margins.

Quality Strategy

The Company’s complex products fall under the purview of a number of international standards.  The company’s overall qualification target is ISO9001:2000 worldwide.

Each operating entity will have to adopt and adhere to such environmental, physical, electrical and performance standards as are relevant to its products.  For instance, navigation systems have to comply with one or more standards from the International Hydrographic Organization, the International Maritime Organization, the International Electrotechnical Commission, NATO, and the United States Navy.

In all cases the standards and quality strategy is there to support customer satisfaction and product performance.

Human Resource Strategy

The human resource strategy revolves around developing sustained core competencies in key areas to support the business vision. The Company's human resource base will be managed to ensure that the core competency and skills portfolio requirements to support the business are met.  New hires will be selected based on attitude, aptitude, experience and credentials.

Capitalization Strategy

The Company will maintain a strong balance sheet with an adequate level of liquidity. The Company's finances will be structured to ensure that the ratios are maintained, and that working capital is not compromised.

Shareholder Value Strategy

The Company is a publicly traded company listed on the TSX exchange in Toronto and quoted for trading in the U.S. on the Over The Counter Bulletin Board (OTCBB).

The Company’s target shareholder is a technology investor, either an individual or small-cap fund that invests in technology companies on a growth and value basis.  The Company plans to develop earnings growth to support the investor valuations, and to market the company as an investment through investor relations programs in Canada and the USA.

To maximize the value of the Company to shareholders, the Company will apply the following principles:

*

Minimize dilution from its stock option program while maintaining the program at a reasonable level

*

Minimize dilution from equity financings

*

Deliver consistent operating results

*

Ensure clear, timely and accurate disclosure

*

Adopt first-rate corporate governance best practices, in addition to complying with regulatory requirements

Canadian GAAP

Key Performance Drivers

The following discussion on key performance drivers and measures is not intended as investment advice to the reader. Before making any investment decision, the reader should seek professional advice from an independent accredited investment advisor.

The key performance drivers that have created the success of the Company to-date will be sustained:

*

Developing and sustaining cash-positive profitable operations in every business endeavour,

*

Focusing on market niches that will generate high gross margins and

*

Building business internationally through effective partnerships and teaming relationships.

Key performance measures that can be used to monitor how the Company has developed and sustained cash positive profitable operations include GAAP measures such as net earnings for the year as disclosed in the Consolidated Statements of Earnings and Deficit and cash flows from operating activities as disclosed on the Consolidated Statements of Cash Flows. Another common measure that can be used is the working capital balance. Working capital is the net difference between current assets and current liabilities as disclosed on the Consolidated Balance Sheets.

The key performance measures that can be used to evaluate how the Company is focusing on market niches that will generate high gross margins are the gross profit as disclosed in the Consolidated Statements of Earnings and Deficit and the gross profit percentage. Gross profit percentage is calculated by determining the percentage that gross profit is of total revenue.

Building business internationally through effective partnerships and teaming relationships can be measured by monitoring the Company's backlog status in conjunction with reviewing the Company's press releases. The Company's backlog level can provide an indicator as to how the Company has levered its partnerships and teaming relationships into generating orders from customers. During the past year, agreements with Terma A/S of Denmark and Lockheed Martin Marine Systems of the United States were announced. Both of these agreements have resulted in orders during FY2002.

Discussions on these measures are provided in the section entitled "Results" below.

Capability to Deliver Results

The Company's capability to deliver results relies on two primary resources: its liquidity and capital resources, and its human resources.

Liquidity and Capital Resources

The Company believes that the best return on investment for its shareholders will be derived from maintaining cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. It is essential that every business endeavour the Company develops or acquires generate a positive cash flow from the outset.

The Company believes that cash flow from operating activities, together with cash on hand and borrowings available under its revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months.  There can be no assurance that these resources will be adequate or that additional financing will be available to the Company.

Human Resources

The Company believes that the best return on investment will be derived from a long-term investment to this resource base. It is essential to have experienced, capable resources trained in our methodologies and standards. This training requires a significant investment, particularly for the Company's research and development resources and it is necessary to ensure that employees constantly upgrade their skills.

Canadian GAAP

Maintaining our existing employee base and adding the right people in the right position at the right time to this base has been a significant factor in our performance over the past two years. At the end of FY2002, the Company had an employee base of 64 people. During the fiscal year 2002, the Company added 12 new positions to address the growth in both its systems and geomatics lines of business.

The Company believes that the current employee base will be sufficient to meet the planned growth of the existing operations for the next 12 months. There can be no assurance that these resources will be adequate and that additional staff will be available to the Company.

Results

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (“CDN GAAP”) and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with CDN GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated.

The following discussion and analysis provides a review of activities and results of operations of the Company for the fiscal year ended November 30, 2002 in comparison with those for the fiscal year ended November 30, 2001. This discussion should be read in conjunction with the Company’s 2002 Audited Financial Statements.

The Company has had a volatile operating history making an evaluation of the Company and its prospects complex and challenging. The Company’s prospects must be evaluated keeping in mind the risks, expenses and difficulties encountered by companies seeking to introduce new products into rapidly evolving niche markets with a limited number of competitors, only a few of which are well financed. To address these risks and uncertainties, the Company must, among other things, successfully market its existing products and technologies, complete and introduce products under development in a timely manner, continue to upgrade and commercialize its technologies, attract, retain and motivate qualified personnel, manage rapid growth and establish strategic alliances with large multi-national corporations. There can be no assurance that the Company will successfully address all of these challenges.

The Company’s annual and quarterly operating results are primarily affected by the level, timing and duration of customer orders, relative mix of value added products and services and fluctuations in materials costs. The Company’s operating results are also affected by, among other factors, price competition, manufacturing effectiveness and efficiency, the ability to manage inventory and capital assets effectively, foreign exchange fluctuations, the timing of expenditures in anticipation of increased sales, customer product delivery requirements and shortages of components or labour.

The Company has incurred losses from continuing operations in three of the last six years and as at November 30, 2002, had an accumulated deficit in shareholders’ equity of $12,188,284. In FY2002, the Company recorded $13,868,779 in revenue, driven by contracts executed by the Company during the year with the United States Coast Guard, the Royal Danish Navy and the Canadian Navy. In addition, cash and cash equivalents strengthened to $3,244,048, with positive cash flow from operations for the past three years.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Canadian GAAP

The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Revenue

The Company is required to estimate the costs to complete certain systems and geomatics services contracts. Revenues from these contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to total estimated costs to complete for each contract. When it has been determined that a contract will generate a loss for the Company, the Company estimates that loss and books a reserve for the total expected loss on the contract. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the revenues for these projects.

Future Income Taxes

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that may be included on the Company’s consolidated balance sheet to the extent a net future tax asset or liability exists. The Company recognizes future income taxes to the extent that their realizations are considered more likely than not and provides a valuation allowance against any remaining balance. Therefore, a valuation allowance is provided for. The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which it operates and the period over which its future tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.

Technology Partnerships Canada

The Company is required to estimate the repayment amount of the contribution from Technology Partnerships Canada. This process involves assessing the likelihood the Company will earn certain revenues that trigger the repayment. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the Technology Partnerships Canada royalty.

Inventory

The Company values its inventory at the lower of cost, determined on an average cost basis, and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyses the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.

Results of Operations

For the fiscal year ended November 30, 2002, the Company had net earnings of $1,635,031, or $0.06 per share on a fully diluted basis.

Canadian GAAP

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Year ended November 30
	2002	2001

Revenues:
Systems and system components	70.4%	74.3%
Geomatics	16.9%	13.6%
Software	7.0%	7.8%
Other	5.7%	4.4%
	100.0%	100.0%
Direct Costs	50.2%	42.1%
Gross Profit	49.8%	57.9%
Expenses
General and administrative	18.7%	24.7%
Research and development	10.9%	15.2%
Sales and marketing	12.7%	14.4%
Amortization	2.7%	5.0%
Interest	0.0%	0.7%
Foreign exchange (gain) loss	0.4%	(0.8%)
Technology Partnerships Canada royalty	3.4%	4.9%
Technology Partnerships Canada contribution	(6.2%)	(9.7%)
	42.7%	54.5%
Earnings from operations	7.1%	3.4%
Proceeds on settlement of claim	1.6%	0.0%
Earnings before tax recovery	8.7%	3.4%
Income tax recovery	3.1%	2.9%
Earnings for the year	11.8%	6.3%

Revenues

The Company’s core revenue stream is derived from four sources: Systems and System Components, Software, Geomatics, and Other which includes System Repairs and Servicing, Training and Consulting.  The Company’s principal developed and manufactured product, the Electronic Chart Precise Integrated Navigation System (“ECPINS®”), delivers the majority of the revenue.

The Company recognizes revenue from each source when earned in compliance with the appropriate accounting regulations. Certain revenue from projects for navigation systems are recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Certain other systems revenues and revenues from navigation software are recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed and determinable, collection is probable, and there are no ongoing obligations of the company to provide future services. Systems revenues under bill-and-hold arrangements, whereby revenues were recognized but goods have not been shipped, are recognized when the customer has substantial business purpose for ordering the

Canadian GAAP

goods on a bill-and-hold basis and the company does not retain any specific performance obligations such that the earnings are not complete. Revenues from the sale of geomatics products are recognized when the products are delivered. Revenues from projects for geomatics services are recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Revenues from systems components and other revenues are recorded at the time of delivery or as the services are provided.

The Company’s revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, mix of contracts and component supply availability. The Company’s contracts with its key customers generally provide a framework for its overall relationship with the customer.  Actual production volumes are based on orders for the delivery of products.

Consolidated revenue for the year was $13,868,779, compared with $7,919,632 for FY2001, an increase of 75%. In FY2002, the Company increased revenue levels from its FY2001 customer base. The main customers for the Company’s products and services were the US Coast Guard (“USCG”), Canadian Coast Guard (“CCG”), Canadian Department of National Defence (“DND”), Royal Danish Navy (“RDN”) and the US Navy (“USN”). Sales from these markets accounted for 91% of the 2002 consolidated revenue and 90% of the 2001 consolidated revenue.

Gross Profit

The Company’s gross profit increased $2,317,998 to $6,903,370 in FY2002 from $4,585,372 in FY2001.  Gross profit percentage decreased to 49.8% in FY2002 from 57.9% in FY2001. The decrease was attributable to a major project that included a large proportion of third-party systems. If the effect of this project were eliminated, the gross profit percentage for FY2002 would have been 56.2%.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and general administrative expenses. G&A increased by $639,590 in FY2002 to $2,596,895 from $1,957,305 in FY2001. The increase is the result of additions to the Company's management team, the addition of US-based investor relations support and one-time professional fees relating to the Company's initial SEC registration and legal matters relating to the settlement of lawsuits as disclosed in the annual financial statements. As a percentage of revenue, G&A decreased to 18.7% in FY2002 from 24.7% in FY2001.

Research and Development Expenses

Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs and related overhead and facilities expenses. The Company continued to invest in new product development in 2002.  The Company believes that in order to maintain its technological advantage, it must continue to fine-tune existing products and introduce new high quality products that challenge and redefine the industry standards. As a result, FY2002 spending on R&D increased to $1,516,528 or 10.9% of revenue, compared to $1,206,974 or 15.2% of revenue in FY2001.

In November of 1999, the Company announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company to fund research and development activities. The maximum eligible repayable contribution is $4,000,177 over the period to March 31, 2003.  During the year, the Company incurred costs of $863,851 and has claimed the full amount. To November 30, 2002, the Company has claimed a total of  $3,623,295. Also, during the year, the Company paid or accrued for payment royalties to TPC. Cumulatively to November 30, 2002, the Company has paid $354,159 in royalties and accrued for $712,097 in royalties  payment after November 30, 2002. TPC focuses on near-market R&D and on high quality companies in identified markets. With TPC, the Canadian government is taking an “investment approach” to the Company’s technology, sharing both the risks and rewards of its projects.

Canadian GAAP

Sales and Marketing Expenses

Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses increased $620,010, or 54.3%, in FY2002 to $1,761,669 (12.7% of revenue) from $1,141,659 (14.4% of revenue) in FY2001. The increase in expenses was the result of the company’s increased level of business development activity relating to its expansion efforts in the United States and into European and Asia-Pacific markets.

Amortization

Total amortization decreased slightly to $375,769 from $394,168 in FY2001. The decrease reflects the final amortization of the deferred chart costs during FY2002.

Interest

Interest expense decreased to $3,582 from $55,380 in FY2001 because the Company did not utilize its credit facility during FY2002.

Income Taxes

Based on the information available at the time of the issue of the annual audited financial statements, the Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company’s $4,855,787 Canadian non-capital losses carried forward. As a result of this assessment, the Company recognized a future tax asset of $426,416 for the year ended November 30, 2002. In accordance with CDN GAAP, the Company provided a valuation allowance of $2,985,840 against the total future tax asset as it is not considered more likely than not that the remaining future tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Net Earnings

Consolidated net earnings for the year were $1,635,031, or 11.8% of revenue, compared to $496,409 for FY2001, or 6.3% of revenue.

Backlog

Backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Order backlog as at November 30, 2002, was $3.7 million compared to $8.4 million one year earlier. The Company's backlog is affected by the timing of the signing of major contracts. The high backlog balance as at November 30, 2001 was the result of two substantially incomplete major contracts, one with the Royal Danish Navy and the other with the Canadian Department of National Defence, awarded to the Company in the last half of FY2001. Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows the contract to be terminated should future budget funding not be approved. The Company has included the full value of these contracts in backlog as no evidence exists that the contracts would be terminated.

Liquidity and Capital Resources

The Company concluded the fiscal year with a strong balance sheet and cash position.  At November 30, 2002, the Company had current assets of  $8,810,568, current liabilities of $4,361,076 and a cash position of $3,244,048. Working capital increased $1,601,341 to $4,449,492 at November 30, 2002 from $2,848,151 a year earlier. The Company has credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. No borrowings against the operating line were outstanding as at November 30, 2002. The Company has issued standby letters of credit totalling US$859,900. The company has utilized the

Canadian GAAP

standby letters of credit to back certain performance obligations with its customers. The Company has entered forward exchange contracts in the amount of US$350,000. The Company utilizes its forward exchange contract facility to reduce the level of exposure to exchange rate movements between the U.S. dollar and Canadian dollar.

Fiscal year ended November 30, 2002 (“FY2002”) operating cash flow, before changes in non-cash working capital items, was $1,568,937, compared with $663,277 in the fiscal year ended November 30, 2001 (“FY2001”), an increase of $905,660.  The improvement reflected the increased profitability of the Company for the fiscal year 2002. Changes in non-cash working capital items were a usage of cash of $306,525 for FY2002 compared to providing cash of $448,428 for the previous year. Changes occurred in most non-cash working capital items between the two fiscal years - all within the normal business activities of the Company. The two largest changes in non-cash working capital were to Accounts receivable, and Accounts payable and accrued liabilities. Both of these increases reflect the increased business activities of the Company.

Net cash provided by financing activities amounted to $568,252 in FY2002, compared to $318,370 in FY2001. The improvement of $249,882 was largely the result of the issue of commons shares through the employee stock option plans.

Cash used in investing activities totalled $624,241, compared with $154,773 in FY2001.  The increase reflects the equipment and software upgrades purchased in the systems line of business and additional equipment and software to support the new initiatives in the geomatics line of business.

The net increase in cash and cash equivalents amounted to $1,206,423 in FY2002, compared with a net cash position increase of $1,275,302 in FY2001.

The Year in Review

In December 2001, the Company was awarded an order by the U.S. Coast Guard. The contract value to the Company is approximately C$1.0 million (US$650,000) and delivery is scheduled in 2002.

In January 2002, the Company announced that its proprietary Electronic Chart Precise Integrated Navigation System (ECPINS-M) had been re-validated to meet the latest published chart data and display library standards by the National Imagery and Mapping Agency of the U.S. Department of Defense for Direct Read of NIMA Digital Nautical Charts.

In the same month, the Company received an order for its ECPINS-M software to provide an improved Navigation Situational Awareness capability for some select ships being deployed as part of the USS GEORGE WASHINGTON Carrier Battle Group and USS NASSAU Amphibious Readiness Group.

In February 2002, the Company continued to receive significant new orders. After announcing the major new order in December, it received C$1.7 million (US$1.1 million) in additional new orders - bringing the total new business booked to date in the fiscal first quarter to C$2.7 million (US$1.7 million). The new orders are from three of the Company’s key customers – the Royal Danish Navy, the U.S. Coast Guard and the U.S. Navy, and were for the Company’s ECPINS-M systems, and for electronic charts and chart services.

In March 2002, the Company announced the release of an advanced version of its proprietary ECPINS-M (Electronic Chart Precise Integrated Navigation System-Military) software technology. This technology forms the functional core of the company’s ECPINS-M electronic chart system product suite.

In the same month, the Company announced that it had signed a memorandum of agreement with the leading Command and Control Systems company Terma A/S of Denmark. The non-exclusive agreement will lead to the joint development of a new Electronic Chart system product for Command and Control applications to meet specific Royal Danish Navy requirements.

In May 2002, the Company announced that it had received C$1.3 million (US$850,000) in new orders from the U. S. Coast Guard. These new orders were for the Company’s proprietary ECPINS®-M (Electronic Chart Precise Integrated Navigation System-Military) systems, and for electronic charts and chart services

Canadian GAAP

In June 2002, Lockheed Martin Marine Systems and the Company announced a teaming agreement that will provide the world’s most advanced navigation software to U.S. Navy ships, completely eliminating the need for paper navigation charts.

Again, in June 2002, the Company announced it had received $2.2 million (US$1.4 million) in new orders from the U. S. Coast Guard. These orders are for additional proprietary ECPINS®-M (Electronic Chart Precise Integrated Navigation System-Military) systems as well as system upgrades.

In July 2002, the Company announced that it had received Type Approval of its ECPINS® product line as an International Maritime Organization standard Electronic Chart Display and Information Systems (ECDIS).

In the same month, the Company announced that it had completed the installation of its latest ECPINS-M system aboard Lockheed Martin’s Sea SLICE advanced technology demonstration vessel. Developed by the United States Navy Office of Naval Research and the Naval Electronics & Surveillance Systems division of Lockheed Martin, Sea SLICE participated in the United States Navy’s Fleet Battle Experiment – Juliet. The U.S. Navy’s Fleet Battle Experiments are underway-exercises designed to evaluate new technology and new operational concepts for future development and deployment.

In October 2002, the Company announced a strategic expansion initiative to expand the business scope of its wholly-owned subsidiary Offshore Charts Ltd. beyond production of electronic navigation charts to include production of land-based mapping products. The Offshore Charts Ltd. subsidiary was also renamed to OSI Geomatics Ltd. to better reflect its business expansion. The Company also announced it had received initial land-mapping orders totalling in excess of C$575,000 (US$360,000).

 In the same month, the Company announced that it received a C$450,000 (US $285,000) order for its proprietary Electronic Chart Precise Integrated Navigation System-Military (ECPINS-M) software to provide an enhanced Navigation Situational Awareness capability for certain undisclosed United States Navy Carrier Battle Groups (CBG) and their associated Amphibious Readiness Groups (ARG).

Again in October 2002, the Company's common shares commenced being quoted for trading in the United States on the Over The Counter Electronic Bulletin Board, under the ticker symbol: OFSYF.

In December 2002, the Company announced orders totalling $850,000 from follow on business from the Canadian Navy and the Royal Danish Navy.

In January 2003, the Company announced that it intends to proceed with a normal course issuer bid whereby it will purchase its own common shares out of the market through the facilities of the TSX. The board of directors of the Company has authorized the repurchase of up to 1,300,000 common shares, representing approximately 5% of the issued and outstanding common shares of the Company. All shares repurchased by the Company will be cancelled.

Recent Accounting Developments

In FY2003, the Company will be required to adopt the recently issued accounting standards for financial reporting purposes from CICA Handbook Section 3870 – Stock-Based Compensation and Other Stock-Based Payments. The impact of adopting these new standards on the Consolidated Statements of Earnings and Deficit has not been determined.

Risks

Certain statements made in this report by the Company constitute forward looking statements, and are subject to risks and uncertainties the may cause future results to differ materially from those expected. Factors that may cause such difference include, but not limited to, the factors discussed below. If any of the following events actually occur, they could materially adversely affect the Company, its financial condition or results of operations.

Canadian GAAP

We depend heavily on our government contracts, which are only partially funded, subject to termination, heavily regulated and audited. The termination of one or more of these contracts could have a negative impact on our operations. The contract termination clauses are generally in favour of the Government Agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the Government Agencies.

The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on our operations. Also, we can give no assurance that we would be able to procure new government contracts to offset the revenues lost as a result of any termination of our contracts. As our revenues are dependent on our procurement, performance and payment under our contracts, the loss of one or more critical contracts could have a negative impact on our financial condition.

In addition, sales to the governments we work with may be affected by:

•   changes in procurement policies;

•   budget considerations;

•   changing concepts of national defence; and

•   political developments abroad.

The influence of any of these factors, which are largely beyond our control, could also negatively impact our financial condition.

We derive a significant amount of revenue from only a few customers. We depend on the United States, Canadian and Danish governments for a significant portion of our sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on our financial condition.

Approximately 38%, 23% and 23% of our revenue in fiscal 2002 were from the U.S. Coast Guard, Canadian Navy and Royal Danish Navy, respectively. Therefore, any significant disruption or deterioration of any of our relationships with these entities’ governments would significantly reduce our revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which we are not involved could have severe consequences for our results of operations.

Our product lines are not broadly diversified.

We derive and expect to derive a substantial majority of our revenue from navigational equipment sales. If customers do not purchase our products as a result of competition, technological change, budget constraints or other factors, we do not have other product categories that we could rely on to make up any shortfall in sales. As a result, our revenue could decrease and our business and operating results would be adversely affected.

We derive a significant portion of our revenues from international sales and are subject to the risks of doing business in foreign countries.

In fiscal 2002, approximately 76%, of our revenue were from international customers, including governmental customers: 53% from the United States and 23% from other international countries. We expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are subject to risks of doing business internationally, including those risks related to:

•   changes in regulatory requirements;

•   domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;

•   fluctuations in foreign currency exchange rates;

•   the complexity and necessity of using foreign representatives and consultants;

•   imposition of tariffs or embargoes, export controls and other trade restrictions; and

•   compliance with a variety of foreign laws.

Canadian GAAP

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our operations in the future.

Competition within our markets may reduce our procurement of future contracts and our sales.

The defence industry in which we operate is highly competitive. Our competitors range from smaller companies, which are primarily targeting the pleasure boat market, to large diversified corporations in the radar/marine equipment segment of the industry. Some of our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we have. There can be no assurance that we can continue to compete effectively with these companies.

Our future success will depend on our ability to develop new technologies that achieve market acceptance.

The defence market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to

•   identify emerging technological trends in our market;

•   develop and maintain competitive products;

•   enhance our products by adding innovative features that differentiate our products from those of our competitors; and

•   manufacture and bring products to market quickly at cost-effective prices.

We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for our products will develop or continue to expand as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing technology, which gains market acceptance in advance of our products. The possibility that our competitors might develop new technology or products might cause our existing technology and products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than our competitors, our revenues will decline and our business, financial condition and results of operations will be negatively affected.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.

Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel could seriously harm our business, results of operations and financial condition.

We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.

Protecting our intellectual property rights is critical to our ability to compete and succeed as a company. We have trademark and copyright registrations, which are necessary and contribute significantly to the preservation of our competitive position in the market. There can be no assurance that any of these patents and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into confidentiality and invention assignment agreements with our employees, and enter into nondisclosure agreements with our suppliers and customers, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies.

Canadian GAAP

We depend on component availability and our key suppliers to manufacture and deliver our products and services.

Our operations are highly dependent upon the delivery of materials by outside suppliers in a timely manner. While we enter into purchase agreements with a few of our suppliers, we cannot be sure that materials, components, and subsystems will be available in the quantities we require, if at all. If any of the suppliers fail to meet our needs, we may not have readily available alternatives. Our inability to fill our supply needs would jeopardize our ability to satisfactorily complete our obligations under our contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage to our reputation and relationships with our customers. All of these events could have a negative effect on our financial condition.

The unpredictability of our results may harm or contribute to the volatility of the trading price of our securities.

Our operating results may vary significantly over time for a variety of reasons, many of which are outside our control and any of which may harm our business. The value of our securities may fluctuate as a result of considerations that are difficult to forecast, such as:

•   the volume and timing of product orders received and delivered;

•   levels of product demand;

•   government spending patterns;

•   the timing of contract receipt and funding;

•   our ability and the ability of our key suppliers to respond to changes in customer orders;

•   the timing of our new product introductions and our competitors’ new product introductions;

•   the cost and availability of components and subsystems;

•   price erosion; •   the adoption of new technologies and industry standards;

•   competitive factors, including pricing, availability and demand for competing products;

•   fluctuations in foreign currency exchange rates; and

•   regulatory developments.

We may require additional capital, in which case we may need to raise additional funds from lenders and equity markets in the future.

If our expenses exceed our revenues, we may choose to raise additional financing. In addition, we may choose to raise additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on our business performance. There can be no assurance that we will be successful in our efforts to arrange additional financing, if needed, on terms satisfactory to us. If additional financing is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.

Our business could be adversely affected if we fail to manage our growth effectively.

If we fail to manage our growth effectively, our business and operating results could be adversely affected, which could cause the market price of our stock to fall. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and we may be unable to meet the expectations of investors with respect to future operating results. To manage this growth we must, among other things, continue to:

•   improve our financial and management controls, reporting systems and procedures;

•   add and integrate new senior management personnel;

•   improve our licensing models and procedures;

•   hire, train and retain qualified employees;

•   control expenses;

•   diversify channel sales strategies; and

Canadian GAAP

•   invest in our internal networking infrastructure and facilities.

We have committed a significant amount of funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.

Third parties may claim that we infringe their proprietary rights.

We potentially may receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require us to stop selling or delay shipping, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

We license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

We may not be able to protect our proprietary information.

We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.

Our products may contain significant defects which may result in liability and/or decreased sales.

Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected, which could delay the development or release of new products or new versions of products, or which could adversely affect market acceptance of our products. End-user customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs, and our business and operating results could be adversely affected.

Offshore Systems International Ltd.

Consolidated Financial Statements

(Prepared in accordance with Canadian

Generally Accepted Accounting Principles)

November 30, 2002 and 2001

Auditors’ Report

To the Shareholders of

Offshore Systems International Ltd.

We have audited the consolidated balance sheets of Offshore Systems International Ltd. as at November 30, 2002 and 2001 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

On January 17, 2003, we reported separately, in accordance with generally accepted auditing standards in the United States, to the shareholders of Offshore Systems International Ltd. on consolidated financial statements for each of the two years in the period ended November 30, 2002, prepared in accordance with generally accepted accounting principles in the United States.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia January 17, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Offshore Systems International Ltd.

Consolidated Balance Sheets

As at November 30, 2002 and 2001

	2002	2001
	$	$

Assets
Current assets
Cash and cash equivalents	3,244,048	2,037,625
Accounts receivable (note 3)	3,968,639	2,857,370
Inventory (note 4)	1,266,806	870,354
Prepaid expenses and deposits	232,215	245,263
Future tax asset (note 12)	98,860	11,700

	8,810,568	6,022,312
Future tax asset (note 12)	554,856	215,600
Plant and equipment and intangible assets (note 5)	1,401,014	1,137,095

	10,766,438	7,375,007

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 6)	2,584,409	1,416,075
Billings in excess of revenues	1,642,725	1,717,720
Rent payable (note 8)	133,942	40,366

	4,361,076	3,174,161
Accrued long-term royalties (note 10)	372,717	240,183
Rent payable (note 8)	-	131,301

	4,733,793	3,545,645

Shareholders’ Equity
Capital stock (note 9)	18,220,929	17,625,427
Warrants (note 9)	-	27,250
Deficit	(12,188,284)	(13,823,315)

	6,032,645	3,829,362

	10,766,438	7,375,007
Commitments and contingencies (note 11)
Subsequent events (note 16)

Approved by the Board of Directors

“Tony Pezzotti” Director	“Helmut Lobmeier”	Director

Offshore Systems International Ltd.

Consolidated Statements of Earnings and Deficit

For the years ended November 30, 2002 and 2001

	2002	2001
	$	$
Revenue
Systems and system components	9,762,039	5,884,487
Geomatics	2,347,464	1,073,157
Software	970,323	617,373
Other	788,953	344,615
	13,868,779	7,919,632
Direct costs	6,965,409	3,334,260
Gross profit	6,903,370	4,585,372
Expenses
General and administrative	2,596,895	1,957,305
Research and development	1,516,528	1,206,974
Sales and marketing	1,761,669	1,141,659
Amortization	375,769	394,168
Interest	3,582	55,380
Foreign exchange loss (gain)	49,952	(62,356)
Technology Partnerships Canada royalty (note 10)	476,189	391,951
Technology Partnerships Canada contribution (note 10)	(863,851)	(768,818)
	5,916,733	4,316,263
Earnings from operations	986,637	269,109
Proceeds on settlement of claim (note 11)	221,978	-
Earnings before income tax recovery	1,208,615	269,109
Future income tax recovery (note 12)	426,416	227,300
Net earnings for the year	1,635,031	496,409
Deficit - Beginning of year	(13,823,315)	(14,319,724)
Deficit - End of year	(12,188,284)	(13,823,315)
Earnings per share (note 9)
Basic	0.06	0.02
Diluted	0.06	0.02
Weighted average number of common shares outstanding
Basic	25,288,725	23,842,549
Diluted	27,285,617	25,476,614

Offshore Systems International Ltd.

Consolidated Statements of Cash Flows

For the years ended November 30, 2002 and 2001

	2002	2001
	$	$

Cash flows from operating activities
Net earnings for the year	1,635,031	496,409
Items not affecting cash
Amortization	375,769	394,168
Future tax recovery	(426,416)	(227,300)
Gain on disposal of plant and equipment	(15,447)	-

	1,568,937	663,277
Changes in non-cash working capital items
Accounts receivable	(1,111,269)	(1,517,723)
Inventory	(396,452)	533,087
Prepaid expenses and deposits	13,048	(186,296)
Accounts payable and accrued liabilities	1,168,334	(173,502)
Billings in excess of revenues	(74,995)	1,620,177
Rent payable	(37,725)	(20,861)
Royalties payable	132,534	193,546

	(306,525)	448,428

	1,262,412	1,111,705

Cash flows from financing activities
Proceeds from issuance of capital stock	568,252	416,120
Repayment of note payable	-	(97,750)

	568,252	318,370

Cash flows from investing activities
Plant and equipment additions	(704,241)	(154,773)
Proceeds from disposal of plant and equipment	80,000	-

	(624,241)	(154,773)

Increase in cash and cash equivalents	1,206,423	1,275,302

Cash and cash equivalents - Beginning of year	2,037,625	762,323

Cash and cash equivalents - End of year	3,244,048	2,037,625

Offshore Systems International Ltd.

Notes to Consolidated Financial Statements

November 30, 2002 and 2001

Nature of operations

Offshore Systems International Ltd. (OSIL) develops and markets military and commercial electronic navigation aids and produces geomatic products and services. Collectively, OSIL and its subsidiaries are referred to as the company. The company’s systems line of business develops and produces electronic marine navigation aids. The company’s geomatics line of business produces land mapping and nautical charting products and services.

Summary of significant accounting policies Principles of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.

Foreign currency translation

In prior years, the company’s U.S. based subsidiary provided sales, support and distribution services for a number of third party manufacturers of navigation aids and marine technologies and was designated a self-sustaining operation. During the fiscal year ended November 30, 2002, the nature of the entity’s operations changed such that it services the company’s U.S. market of the geomatics business line and is now designated as a fully integrated operation. As a result, the foreign currency translation method used for the financial statements of the subsidiary included in the consolidated financial statements was changed from the current method to the temporal method. Under the temporal method, monetary items are translated into Canadian dollars at the rates in effect at the balance sheet dates. Non-monetary items are translated at historical rates. Translation gains and losses are included in earnings. This change in method has been accounted for on a prospective basis.

The company purchases foreign exchange forward contracts to hedge anticipated sales to customers in the United States and the related accounts receivable. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated U.S. dollar denominated sales are recognized as an adjustment of the revenues when the sale is recorded. The company does not utilize derivative financial instruments for trading or speculative purposes.

Foreign currency denominated monetary assets and liabilities of Canadian operations are translated into Canadian dollars at rates of exchange in effect at the balance sheet date, and revenues and expenses at average rates of exchange during the year. Exchange gains and losses arising on translation are included in earnings.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and deposit instruments with an initial maturity of three months or less.

Inventory

Raw materials and parts are stated at the lower of cost and replacement value. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value.

Plant and equipment and intangible assets

Plant and equipment and intangible assets are recorded at cost. Amortization is provided using the declining balance method based on the assets’ estimated useful lives as follows:

%

Equipment	20 - 25
Computer software	33
Furniture and fixtures	20
Leasehold improvements	20
Licenses and patents	10

Deferred chart costs consist of labour and other direct costs related to the development of electronic charts. These costs are amortized over a five-year period based on the estimated useful life of the underlying charts developed. The deferred chart costs have been fully amortized as of November 30, 2002.

Impairment loss is recognized when the undiscounted cashflows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. The measurement of the impairment is based on the discounted cashflows.

Income taxes

The company accounts for income taxes under the asset and liability method of determining income taxes as prescribed by the Canadian Institute of Chartered Accountants (CICA) 3465 - Income Taxes. Under the asset and liability method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws expected to be in effect when the differences are expected to reverse. The company provides a valuation allowance against the excess to the extent that the company does not consider it to be more likely than not that a future tax asset will be recovered.

Revenue recognition

Certain revenue from projects for navigation systems is recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including material, labour and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.

Certain other systems revenue and revenue from navigation software is recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed and determinable, collection is probable, and there are no ongoing obligations of the company to provide future services.

Systems revenue under bill-and-hold arrangements, whereby revenue has been recognized but the goods have not been shipped, is recognized when the customer has a substantial business purpose for ordering the goods on a bill-and-hold basis and the company does not retain any specific performance obligations such that the earnings process is not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to being used to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.

Certain revenue from the sale of geomatics services is recognized as the services are provided. Revenue from projects for certain other geomatics services is recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including material, labour and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.

Revenue from the sale of geomatics products is recorded at the time of delivery.

Revenue from systems components and other revenues are recorded at the time of delivery or as the services are provided.

Research and development

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria established by the CICA are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products.

Government assistance

Government assistance is recorded in the accounts when there is reasonable assurance that the company has complied with, and will continue to comply with, all conditions necessary to obtain the grants. Government assistance towards current research expenditures is recorded as a reduction of expenses in the consolidated statement of earnings. The liability to repay government assistance is recognised as an expense in the period in which conditions arise that cause the government assistance to be repayable.

Stock-based compensation

The company has stock option plans as described in note 9. No compensation expense is recognized when stock options are issued to directors, employees and third parties approved of by the board of directors. Consideration paid on exercise of the stock options is credited to capital stock.

Earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

Comparative figures

Certain of the prior year figures have been reclassified to conform with the current year’s financial statement presentation.

Accounts receivable

	2002	2001
	$	$

Trade	2,785,531	2,381,025
Technology Partnerships Canada contribution (note 10)	157,708	119,080
Unbilled accounts receivable	872,128	340,484
Other	153,272	16,781

	3,968,639	2,857,370

Inventory

	2002	2001
	$	$

Raw materials and parts	1,198,719	870,354
Finished goods	68,087	-

	1,266,806	870,354

5	Plant and equipment and intangible assets
				2002

			Accumulated

		Cost	amortization	Net
		$	$	$

	Equipment	3,557,622	2,629,162	928,460
	Computer software	630,036	272,235	357,801
	Furniture and fixtures	123,331	76,771	46,560
	Leasehold improvements	222,196	176,485	45,711
	Licenses and patents	57,267	34,785	22,482
	Deferred chart costs	1,257,093	1,257,093	-

		5,847,545	4,446,531	1,401,014

				2001

			Accumulated
		Cost	amortization	Net
		$	$	$

	Training and development vessel	234,644	170,091	64,553
	Equipment	3,239,503	2,438,863	800,640
	Computer software	251,936	183,070	68,866
	Furniture and fixtures	115,309	66,754	48,555
	Leasehold improvements	222,196	165,057	57,139
	Licenses and patents	57,267	32,287	24,980
	Deferred chart costs	1,257,093	1,184,731	72,362

		5,377,948	4,240,853	1,137,095

6	Accounts payable and accrued liabilities
			2002	2001
			$	$

	Trade		1,323,991	297,012
	Accrued employee costs		489,475	306,521
	Accrued liabilities		431,563	603,113
	Accrued royalties (note 10)		339,380	209,429

			2,584,409	1,416,075

Credit facilities

In November 2002, the company renewed certain credit facilities with a Canadian chartered bank. The credit facilities consist of an operating line, a forward exchange contract facility and standby letters of credit. The operating line, which is to be used to finance the company’s accounts receivable and inventory, bears interest at the chartered bank’s prime lending rate plus 1.25% with interest payable monthly. The standby letters of credit are denominated in U.S. dollars and bear interest at rates between 1% and 2% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. As of November 30, 2002, letters of credit, relating principally to customer contracts, amounting to US$859,900 have been issued. The company utilizes letters of credit to back certain performance obligations with its customers. These standby letters of credit have been insured through Export Development Canada.

The maximum amounts available to the company under the operating line and forward exchange contract facility are $1,000,000, and US$1,000,000, respectively. The credit facilities are secured by a general assignment of book debts, a general security agreement and a guarantee, also secured by general security agreements, from each of OSL, OSI Geomatics Ltd and OSI Geomatics Inc. In addition, the company is required to meet certain covenants as outlined in the credit facilities agreement. As at November 30, 2002, the company had drawn on its foreign exchange contract facility in the amount of US$350,000. The company has not drawn on the operating line facility.

Rent payable

During 1999, the company negotiated a deferral of rent expense covering a nine-month period commencing August 1, 1999. The deferred rent expense is repayable after the nine-month period to the extent of 15% of the net income for the period. The amount of deferred rent expense as at November 30, 2002 is $133,942 (2001 - $171,667).

Capital stock

Authorized

100,000,000 common shares without par value

100,000,000 Class A preference shares without par value, issuable in series, of which 10,000,000 shares are designated Series A voting non-cumulative   retractable convertible 1% preference shares

100,000,000 Class B preference shares with a par value of $50 each Issued

		2002		2001

	Number of		Number of
	common		common
	shares	Amount	shares	Amount
		$		$

Balance - Beginning of year	24,694,549	17,625,427	23,540,975	17,209,307

Issued during the year
Exercise of stock options	1,206,664	495,752	1,137,198	416,615
Exercise of share purchase
warrants	125,000	99,750	-	-
Class A preference shares
converted	17,030	-	16,376	-
Less: Share issue costs	-	-	-	(495)

Balance - End of year	26,043,243	18,220,929	24,694,549	17,625,427

The company has 41,296 (2001 - 58,326) Class A preference shares outstanding which have a nominal value for financial statement purposes. These Class A preference shares are being held in escrow and can be released subject to certain release provisions and obtaining approval from the appropriate regulatory authorities.

Stock option plans

The company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares authorized for grant under the company’s stock option plans is 10,930,732. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Options granted to directors vest immediately and options granted to employees vest one year after the date granted.

A summary of the status of the company’s stock option plans at November 30 is as follows:

			2002		2001

			Weighted		Weighted
			average		average
		Number of	exercise	Number of	exercise
		shares	price	shares	price
			$		$

Outstanding - Beginning
of year		3,497,496	0.59	3,237,450	0.54
Granted		865,000	1.19	2,535,346	0.59
Exercised		(1,206,664)	0.41	(1,137,198)	0.35
Forfeited		(15,897)	0.96	(297,028)	0.57
Expired		(9,888)	0.28	(841,074)	0.45

Outstanding - End of year		3,130,047	0.83	3,497,496	0.59

A summary of the company’s stock options outstanding and exercisable at November 30, 2002 is as follows:

		Options outstanding		Options exercisable

		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
Range of	November 30,	contractual	exercise	November 30,	exercise
exercise prices	2002	life	price	2002	price
$		(years)	$		$

0.40 - 0.60	1,133,138	1.02	0.45	1,133,138	0.45
0.61 - 0.90	695,250	1.51	0.76	695,250	0.76
0.91 - 1.35	1,031,409	2.23	1.12	1,031,409	1.12
1.36 - 1.50	270,250	1.38	1.48	270,250	1.48

0.40 - 1.50	3,130,047	1.56	0.83	3,130,047	0.83

Shareholder Rights Plan

On April 18, 2001, the board of directors of the company adopted a shareholder rights plan (the Rights Plan). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies, and was also approved by the shareholders of the company by ordinary resolution at the annual general meeting of the company held on May 28, 2001.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the company are treated equally and fairly in connection with any take-over offer for the company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 21 days. The board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the board to pursue alternatives that could maximize shareholder value and to make informed recommendations to shareholders.

The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the company and gives the board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited take-over bid for the company. The Rights Plan will encourage an offeror to proceed by way of a permitted bid or to approach the board with a view to negotiation by creating the potential for substantial dilution of the offeror’s position. The permitted bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the take-over bid on a fully informed basis.

Warrants

During 2000, the company issued 125,000 share purchase warrants in connection with a note payable financing. Each share purchase warrant allows the holder to acquire one common share of the company at an exercise price of $0.58 per share. The warrants issued with the note payable have been separately allocated within shareholders’ equity. The value allocated to the warrants was estimated using the Black-Scholes valuation model with the residual amount allocated to the related note payable. As of November 30, 2002, all warrants have been exercised.

Earnings per share

Basic earnings per share are calculated based upon the weighted average number of common shares outstanding during the year.

Diluted earnings per share calculations, if dilutive, include the effect of common stock options using the treasury stock method.

The calculation of basic and diluted earnings per share is as follows:

	2002	2001
	$	$

Basic earnings per share

Net earnings	1,635,031	496,409

Weighted average number of common shares outstanding	25,288,725	23,842,549

Basic earnings per share	0.06	0.02

	2002	2001
	$	$

Diluted earnings per share

Net earnings	1,635,031	496,409

Weighted average number of common shares outstanding	25,288,725	23,842,549
Dilutive effect of stock options	1,955,596	1,496,146
Dilutive effect of preference shares	41,296	58,326
Dilutive effect of warrants	-	79,593

Adjusted weighted average number of common shares outstanding	27,285,617	25,476,614

Diluted earnings per share	0.06	0.02

Technology Partnerships Canada

Effective December 23, 1998, the company entered into an agreement with Technology Partnerships Canada (TPC). TPC is a technology investment fund of the Canadian federal government established to contribute to the achievement of increasing economic growth, creating jobs and wealth, and supporting sustainable development in Canada. TPC granted financial assistance to the company for the purpose of funding research and development activities to be completed on or before March 31, 2003. To receive the financial assistance, the company must submit claims to TPC for eligible costs. Eligible costs include labour, material and other costs directly attributable to the research and development activities. Under the agreement with TPC, the company is eligible to receive contributions to a maximum of $4,000,177 over the period from December 23, 1998 to March 31, 2003. To November 30, 2002, the company has received $3,614,997. The company is eligible to claim a further $376,882 from December 1, 2002 to March 31, 2003. During 2002, the company incurred eligible costs of $863,851 (2001 - $768,818) and has claimed the full amount from TPC. These amounts have been applied to reduce expenses in the consolidated statements of earnings.

In addition, the company is required to pay a royalty of 3% to TPC on all revenues that OSL, the company’s wholly owned subsidiary, earns from December 1, 1999 to November 30, 2008. The royalty payments do not relate to the ownership of the intellectual property (IP). Ownership of the IP remains with the company. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014. The company accrues royalties when evidence exists that the realization of revenue from customers becomes probable.

TPC royalties paid and accrued are as follows:

	2002	2001
	$	$

Royalties paid	213,704	140,455

Accrued royalties
Short term	339,380	209,429
Long term	372,717	240,183

	712,097	449,612

If the company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the company to repay all or part of the contributions made, together with interest, from the date of demand.

Commitments and contingencies

The company has entered into operating leases for its office premises in Canada and for certain equipment. Minimum lease payments required under the remaining terms of the leases are as follows:

$

Years ending November 30
2003	276,039
2004	266,032
2005	264,588
2006	256,705
2007	171,137

1,234,501

In addition to basic rent, the company is required to pay a portion of certain costs and property taxes for the above commitments. In 2002, the company paid $79,973 (2001 - $73,142) for these costs.

During 2000, the company received the preliminary findings of a Canadian government contract audit. In June 1992, the company entered into a contract with the Canadian Hydrographic Service (the CHS). Under the terms of the contract, the company received $1,845,925, over a four-year period, relating to certain expenditures made for its electronic chart demonstration project. The preliminary findings of the audit had concluded that approximately $416,000 of project costs were to be clarified. During 2001, the company received the results of the government contract audit, which indicated the company had overclaimed approximately $95,000 under the program and was to reimburse the Crown. During 2002, the company settled with the Crown without any repayment being required by the company.

In October 2000, the company filed a lawsuit against a supplier to Offshore Systems International Inc. (OSII) in response to this supplier’s decision to terminate its supply agreement with OSII. As part of the same lawsuit, the company also filed against two former employees of OSII and a company of which they are officers. The suit sought damages on the grounds that these employees interfered with OSII’s contractual relationship with this same supplier. This suit has been settled in favour of OSII and the proceeds of $221,978 have been recorded in the company’s financial statements.

In July 2002, the company’s subsidiary OSL and three employees became subject to a lawsuit by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount had been accrued at November 30, 2002 in respect of this claim because it is the opinion of management that the claim is without merit and the amount of loss, if any, cannot be reasonably estimated.

Future income taxes

The company is subject to Canadian federal and British Columbia provincial taxes in Canada. The company is also subject to federal income taxes in the U.S. and Danish income taxes.

Earnings before income taxes consisted of the following:

	2002	2001
	$	$

Canadian income	1,064,690	269,109
U.S. income	143,925	-

	1,208,615	269,109

The income tax recovery of $426,416 relates to Canadian future income taxes.

The company has non-capital losses for Canadian income tax purposes of approximately $4,855,787, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

$

Year ending November 30
2003	172,395
2004	-
2005	1,759,504
2006	2,533,022
2007	193,676
2008	-
2009	197,190

The company has non-capital losses for U.S. income tax purposes of approximately $787,062, which are available for carry forward to reduce future years’ taxable income of the U.S. company. These income tax losses expire as follows:

$

Year ending November 30
2018	426,172
2019	-
2020	319,778
2021	41,112

The company also has investment tax credits of approximately $329,410, which can be used to offset future income taxes otherwise payable and expire as follows:

$

Year ending November 30
2005	117,678
2006	130,114
2007	-
2008	-
2009	-
2010	-
2011	81,618

The company has capital losses for Canadian income tax purposes of approximately $354,466 (2001 - $298,466), which are available for carry forward to reduce future years’ income from capital gains. These capital losses carry forward indefinitely.

The net future tax asset consists of the following:

	2002	2001
	$	$

Future tax assets
Non-capital loss carry-forwards	2,027,491	2,710,520
Net capital loss carry-forwards	126,261	126,261
Scientific research and experimental development costs	700,718	638,112
Investment tax credits	212,074	212,074
Plant and equipment	544,893	459,935
Other	28,119	38,472

	3,639,556	4,185,374
Valuation allowance	(2,985,840)	(3,958,074)

Net future tax asset	653,716	227,300

A reconciliation of the combined Canadian federal and provincial income tax rate with the company’s effective income tax rate is as follows:

	2002	2001
	$	$

Expected statutory rate	40.04%	44.62%

Expected provision for income taxes	483,929	120,076
Change in tax rates applied in valuation allowance	(41,915)	1,002,721
Change in valuation allowance	(972,234)	(1,426,355)
Effect of foreign tax rate differences	(39,828)	-
Non-deductible expenses and other	143,632	76,258

	(426,416)	(227,300)

As a result of a Canadian federal tax reassessment non-capital loss carry forwards, scientific research and experimental developmental costs and related income tax credits have been adjusted resulting in a decrease of available future tax assets of approximately $637,000. The 2001 balances have been restated to reflect these amounts.

The company believes that sufficient uncertainty exists regarding the realization of certain future tax assets that a valuation allowance is required. The company continues to evaluate and examine the valuation allowance on a quarterly basis, and at such time future uncertainties are resolved, the valuation allowance may be further reduced.

Segmented information

The company’s reportable segments are as outlined in note 1 and below. Accounting policies used by these segments are the same as those described in the summary of significant accounting policies.

			2002

	Systems	Geomatics	Total
	$	$	$

Revenue	11,521,314	2,347,465	13,868,779
Technology Partnerships Canada - net	(387,662)	-	(387,662)
Interest expense	2,869	713	3,582
Income tax recovery	(426,416)	-	(426,416)
Net earnings	1,460,124	174,907	1,635,031
Assets employed	9,633,345	1,133,093	10,766,438
Plant and equipment expenditures	397,244	306,997	704,241
Amortization	242,362	133,407	375,769

			2001

	Systems	Geomatics	Total
	$	$	$

Revenue	6,846,475	1,073,157	7,919,632
Technology Partnerships Canada - net	(376,867)	-	(376,867)
Interest expense	53,303	2,077	55,380
Income tax recovery	(227,300)	-	(227,300)
Net earnings	488,770	7,639	496,409
Assets employed	7,093,126	281,881	7,375,007
Plant and equipment expenditures	150,861	3,912	154,773
Amortization	212,051	182,117	394,168

Geographically, revenues reported are based on the location of the company’s customers:

		2002	2001
		$	$

Canada		3,315,510	2,765,071
United States		7,366,982	4,090,320
Denmark		3,178,644	974,850
Other		7,643	89,391

Total revenue		13,868,779	7,919,632

Approximately 84% of revenue for the year ended November 30, 2002 (2001 - 88%) is derived from three ultimate customers at 38%, 23% and 23%, respectively (2001 - 48%, 28%, 12%).

Geographically, plant and equipment are reported based on location. At November 30, 2002 and 2001, all of the company’s plant and equipment were located in Canada.

Financial instruments

Fluctuations in foreign currency exchange rates

The company enters transactions denominated in U.S. dollars and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the U.S. dollar relative to the Canadian dollar.

The company uses foreign exchange forward contracts to hedge transactions denominated in United States dollars. The purpose of the company’s hedging activities is to reduce the level of exposure to exchange rate movements, most significantly in the United States. At November 30, 2002, the company had forward exchange contracts maturing in the following year to sell United States dollars in the amount of US$350,000 (2001 - US$nil).

Fair value

Financial instruments include cash and cash equivalents, letters of credit, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, billing in excess of revenues, rent payable, and royalties payable. Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets approximate fair values.

Concentration of credit risk

Financial instruments that potentially subject the company to a significant concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable which are not collateralized. The company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are considered to be limited due to the credit quality of the customers comprising the company’s customer base. The maximum amount of credit risk exposure is limited to the carrying amounts of these financial instruments.

The company performs ongoing credit evaluations of its customers’ financial condition to determine the need for an allowance for doubtful accounts. The company has not experienced significant credit losses to date.

Supplemental cash flow information

	2002	2001
	$	$

Cash paid during the year for interest	3,583	55,380

Cash received for interest	20,192	-

Cash paid during the year for income taxes	-	-

Non-cash financing and investing activities
Inventory transferred to plant and equipment	62,741	48,203

Subsequent events

In December 2002, the company granted 1,055,601 stock options to directors and employees of the company. These stock options were granted at a price of $1.01 per stock option.

In January 2003, the company announced that it intends to proceed with a normal course issuer bid whereby it will purchase its own common shares out of the market through the facilities of the Toronto Stock Exchange. The board of directors of the company has authorized the repurchase of up to 1,300,000 common shares, representing approximately 5% of the issued and outstanding common shares of the company. All shares repurchased by the company will be cancelled. The bid will commence on January 6, 2003 and terminate on January 15, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: “ John A. Jacobson”

Title: President & CEO

Date:    February  7, 2003